

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
c/o Star Bulk (USA) LLC
Attention: Hamish Norton
358 5th Avenue, Suite 1207
New York, NY 10001

> **Re: Star Bulk Carriers Corp.**
> **Registration Statement on Form F-3**
> **Filed September 26, 2018**
> **File No. 333-227538**

Dear Mr. Pappas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure